Man Group USA Inc.

Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

02042342

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL - 1 2002
WASH. D.C. 154 SECTION

June 26, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

dlw 7/5

v\mb\ltr\Sec12s.doc

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

20 June 2002

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Peter Clarke

Tel. No:
020 7285 2781

Announcement Given To Third Parties:

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Notification is given pursuant to Chapter 15.13 of the Listing Rules, that on 19th June 2002, the interests of the E D & F Man Group 1990 Employee Trust ("the Employee Trust"), registered in the name of E D & F Man Employee Investments (Jersey) Limited a/c 13071, in the share capital of the Company have increased

by 676,715 shares to 1,990,173 shares as a result of the purchase of 676,715 ordinary shares at 959p on the 19th June 2002.

Executive Directors of the Company are deemed to be interested in the 1,990,173 shares held by the Employee Trust and the 647,758 shares over which the Employee Trust holds a security interest.

Ends

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Generic Announcement

20 June 2002

Number of reports in announcement:
Not Applicable

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Mr Peter Clarke

Tel. No:
020 7285 3181

Announcement Given To Third Parties:

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Directors' Shareholdings

On 19th June 2002 the following share transactions and receipt of share option grants were completed by directors of Man Group plc. Man Group plc was informed

of all of the transactions on that date.

Stanley Fink:

Vesting awards at nil consideration under the Man Group plc Performance Share Plan for 58,677 ordinary shares.

Shares sold: 58,677 ordinary shares at a price of 959p per share.

Shares acquired: 143,378 ordinary shares at a price of 959p per share.

Matching share award: 315,433 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 19th June 2006.

Performance Share Plan award: 38,478 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 19th June 2006.

Share options awarded: 3,138 ordinary shares under the Man Group plc Approved Executive Share Option Scheme 2001 and 70,084 ordinary shares under the Man Group plc Unapproved Executive Share Option Plan, all exercisable at a price of 956p between 19th June 2005 and 18th June 2012.

Following the above transactions Stanley Fink is deemed to be interested in a total of 5,188,298 Man Group plc ordinary shares, representing approximately 1.67% of the Company's issued share capital.

Peter Clarke:

Vesting awards at nil consideration under the Man Group plc Performance Share Plan for 135,612 ordinary shares.

Shares sold: 135,612 ordinary shares at a price of 959p per share.

Shares acquired: 52,138 ordinary shares at a price of 959p per share.

Matching share award: 52,138 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan rules. Earliest vesting date 19th June 2006.

Performance Share Plan award: 28,078 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest Vesting date 19th June 2006.

Share options awarded: 3,138 ordinary shares under the Man Group plc Approved Executive Share Option Scheme 2001 and 49,163 ordinary shares under the Man Group plc Unapproved Executive Share Option Plan, all exercisable at a price of 956p between 19th June 2005 and 18th June 2012.

Following the above transactions Peter Clarke is deemed to be interested in a

total of 677,135 Man Group plc ordinary shares, representing approximately 0.22% of the Company's issued share capital.

Kevin Davis:

Vesting awards at nil consideration under the Man Group plc 1997 and 1998 Coinvestment Plans for 51,282 ordinary shares and for 30,000 ordinary shares under the Performance Share Plan.

Shares sold: 81,282 ordinary shares at a price of 959p per share.

Shares acquired: 20,855 ordinary shares at a price of 959p per share.

Matching share award: 20,855 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 19th June 2006.

Performance Share Plan award: 28,078 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 19th June 2006.

Share options awarded: 7,010 US Incentive Stock Options and 45,291 ordinary shares under the Man Group plc Unapproved Executive Share Option Plan, all exercisable at a price of 956p between 19th June 2005 and 18th June 2012.

Following the above transactions Kevin Davis is deemed to be interested in a total of 1,135,827 Man Group plc ordinary shares, representing approximately 0.37% of the Company's issued share capital.

Harvey McGrath:

Vesting awards at nil consideration under the Performance Share Plan for 86,667 ordinary shares.

Shares sold: 86,667 ordinary shares at a price of 959p per share.

Following the above transactions Harvey McGrath is deemed to be interested in a total of 7,336,800 Man Group plc ordinary shares, representing approximately 2.36% of the Company's issued share capital.

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